Exhibit 77(I)

                       TERMS OF NEW OR AMENDED SECURITIES

On November 2, 2001, the Board of Trustees of the Registrant approved the issuance of a new Class of securities of the ING High Yield Opportunity Fund designated "Class M." Class M shares of the ING High Yield Opportunity Fund are offered at the then-current net asset value plus a front-end sales charge. The front-end sales charge is in such amount as is disclosed in the ING High Yield Opportunity Fund's current prospectus or prospectus supplement and is subject to reductions for larger purchases and such waivers or reductions as are determined or approved by the Board of Trustees. There is no initial front-end sales charge on purchases of an amount as disclosed in the prospectus. Class M shares are not subject to a contingent deferred sales charge.

Class M Shares are identical to all other Classes of the ING High Yield Opportunity Fund in all respects except for Class designation, allocation of certain expenses attributable to Class M Shares, and voting rights. Class M shareholders of the ING High Yield Opportunity Fund vote separately with respect to issues affecting only Class M. Class M Shares represent interests in the same investment fund as all other Classes and, therefore, are subject to the same investment objectives, policies and limitations as all other Classes of the ING High Yield Opportunity Fund.

Further description of Class M Shares appears in the Registrant's Amended and Restated Rule 18f-3 Plan.